UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Clarivate Plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G21810109

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21810109	Schedule 13D/A	Page 2 s of 21 Pages

(1)	Name of Reporting Persons: Green Equity Investors VII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,666,507 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,666,507 Ordinary Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,666,507 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by amount in Row (11):

16.76% beneficial ownership of the Issuer’s ordinary shares (based on 696,206,963 ordinary shares outstanding as of June 14, 2021, as reported in the Issuer’s 424(b)(5) filed with the Securities and Exchange Commission on June 11, 2021).

(14)	Type of Reporting Person (see Instructions): PN

CUSIP No. G21810109	Schedule 13D/A	Page 3 of 21 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side VII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,666,507 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,666,507 Ordinary Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,666,507 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent Of Class Represented By Amount In Row (11):

16.76% beneficial ownership of the Issuer’s ordinary shares (based on 696,206,963 ordinary shares outstanding as of June 14, 2021, as reported in the Issuer’s 424(b)(5) filed with the Securities and Exchange Commission on June 11, 2021).

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G21810109	Schedule 13D/A	Page 4 of 21 Pages

(1)	Name of Reporting Persons: LGP Associates VII-A LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,666,507 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,666,507 Ordinary Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,666,507 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

16.76% beneficial ownership of the Issuer’s ordinary shares (based on 696,206,963 ordinary shares outstanding as of June 14, 2021, as reported in the Issuer’s 424(b)(5) filed with the Securities and Exchange Commission on June 11, 2021).

(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. G21810109	Schedule 13D/A	Page 5 of 21 Pages

(1)	Name of Reporting Persons: LGP Associates VII-B LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WIth:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,666,507 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,666,507 Ordinary Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,666,507 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

16.76% beneficial ownership of the Issuer’s ordinary shares (based on 696,206,963 ordinary shares outstanding as of June 14, 2021, as reported in the Issuer’s 424(b)(5) filed with the Securities and Exchange Commission on June 11, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G21810109	Schedule 13D/A	Page 6 of 21 Pages

(1)	Name of Reporting Persons: GEI VII Capri AIV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,666,507 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,666,507 Ordinary Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,666,507 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

16.76% beneficial ownership of the Issuer’s ordinary shares (based on 696,206,963 ordinary shares outstanding as of June 14, 2021, as reported in the Issuer’s 424(b)(5) filed with the Securities and Exchange Commission on June 11, 2021).

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G21810109	Schedule 13D/A	Page 7 of 21 Pages

(1)	Name of Reporting Persons: GEI Capital VII, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,666,507 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,666,507 Ordinary Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,666,507 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

16.76% beneficial ownership of the Issuer’s ordinary shares (based on 696,206,963 ordinary shares outstanding as of June 14, 2021, as reported in the Issuer’s 424(b)(5) filed with the Securities and Exchange Commission on June 11, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G21810109	Schedule 13D/A	Page 8 of 21 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,666,507 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,666,507 Ordinary Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,666,507 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

16.76% beneficial ownership of the Issuer’s ordinary shares (based on 696,206,963 ordinary shares outstanding as of June 14, 2021, as reported in the Issuer’s 424(b)(5) filed with the Securities and Exchange Commission on June 11, 2021).

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G21810109	Schedule 13D/A	Page 9 of 21 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,666,507 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,666,507 Ordinary Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,666,507 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

16.76% beneficial ownership of the Issuer’s ordinary shares (based on 696,206,963 ordinary shares outstanding as of June 14, 2021, as reported in the Issuer’s 424(b)(5) filed with the Securities and Exchange Commission on June 11, 2021).

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. G21810109	Schedule 13D/A	Page 10 of 21 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,666,507 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,666,507 Ordinary Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,666,507 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

16.76% beneficial ownership of the Issuer’s ordinary shares (based on 696,206,963 ordinary shares outstanding as of June 14, 2021, as reported in the Issuer’s 424(b)(5) filed with the Securities and Exchange Commission on June 11, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G21810109	Schedule 13D/A	Page 11 of 21 Pages

(1)	Name of Reporting Persons: Capri Coinvest LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,666,507 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,666,507 Ordinary Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,666,507 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

16.76% beneficial ownership of the Issuer’s ordinary shares (based on 696,206,963 ordinary shares outstanding as of June 14, 2021, as reported in the Issuer’s 424(b)(5) filed with the Securities and Exchange Commission on June 11, 2021).

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. G21810109	Schedule 13D/A	Page 12 of 21 Pages

(1)	Name of Reporting Persons: GEI VII Capri Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,666,507 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,666,507 Ordinary Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,666,507 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

16.76% beneficial ownership of the Issuer’s ordinary shares (based on 696,206,963 ordinary shares outstanding as of June 14, 2021, as reported in the Issuer’s 424(b)(5) filed with the Securities and Exchange Commission on June 11, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G21810109	Schedule 13D/A	Page 13 of 21 Pages

(1)	Name of Reporting Persons: GEI Capri VII, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 116,666,507 Ordinary Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 116,666,507 Ordinary Shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,666,507 Ordinary Shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

16.76% beneficial ownership of the Issuer’s ordinary shares (based on 696,206,963 ordinary shares outstanding as of June 14, 2021, as reported in the Issuer’s 424(b)(5) filed with the Securities and Exchange Commission on June 11, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. G21810109	Schedule 13D/A	Page 14 of 21 Pages

(1)	Name of Reporting Persons: Capri Acquisitions Topco Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: Island of Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.00% beneficial ownership of the Issuer’s ordinary shares.
(14)	Type of Reporting Person (see Instructions) CO

CUSIP No. G21810109	Schedule 13D/A	Page 15 of 21 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to ordinary shares, no par value (the “Ordinary Shares”) of Clarivate Plc, a public limited company organized under the laws of the Island of Jersey (the “Issuer”) and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 13, 2020 (the “Schedule 13D”).

The address of the Issuer’s principal executive offices is Friars House 160 Blackfriars Road, London, SE1 8EZ, United Kingdom.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D is amended and restated in its entirety to include the following disclosure.

(a)

This Schedule 13D is being filed by Green Equity Investors VII, L.P., a Delaware limited partnership (“GEI VII”), Green Equity Investors Side VII, L.P., a Delaware limited partnership (“GEI Side VII”), GEI VII Capri AIV, L.P., a Cayman Islands exempted limited partnership (“AIV”), Capri Coinvest LP, a Delaware limited partnership (“Coinvest”), Capri Acquisitions Topco Limited, a private company limited by shares incorporated under the laws of the Island of Jersey (“Topco”), LGP Associates VII-A LLC, a Delaware limited liability company (“Associates VII-A”), LGP Associates VII-B LLC, a Delaware limited liability company (“Associates VII-B,” and, together with GEI VII, GEI Side VII, AIV, Coinvest, Topco and Associates VII-A, the “Investors”), GEI VII Capri Holdings, LLC, a Cayman Islands limited liability company (“Capri Holdings”), GEI Capri VII, LLC, a Cayman Islands limited liability company (“Capri VII”), GEI Capital VII, LLC, a Delaware limited liability company (“Capital”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), and Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot”) (the foregoing entities, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.4 (the “Joint Filing Agreement”).

As of the date of this statement, following and as a result of the transactions described in Item 4, Capri Holdings is the record and direct holder of 116,666,507 Ordinary Shares on behalf of the investors. Of the 116,666,507 Ordinary Shares held by Capri Holdings on behalf of the Investors, (i) GEI VII is the indirect owner of 33,763,998 Ordinary Shares, (ii) GEI Side VII is the indirect owner of 47,264,079 Ordinary Shares, (iii) AIV is the indirect owner of 6,234,835 Ordinary Shares, (iv) Coinvest is the indirect owner of 28,094,163 Ordinary Shares, (v) Associates VII-A is the indirect owner of 121,171 Ordinary Shares, and (vi) Associates VII-B is the indirect owner of 1,188,261 Ordinary Shares. The principal business of each of Topco, Capri Holdings, GEI VII, GEI Side VII, AIV, Coinvest, Associates VII-A and Associates VII-B is to pursue investments. Each of GEI VII, GEI Side VII, AIV, Coinvest, Associates VII-A, Associates VII-B, Capri VII, and LGP are members of Capri Holdings. The principal business of Capri VII is to act as a member of Capri Holdings. Capital is the general partner of GEI VII and GEI Side VII. Capital’s principal business is to act as the general partner of GEI VII and GEI Side VII. LGP is an affiliate of Capital and Capri VII. LGP’s principal business is to act as the management company of GEI VII, GEI Side VII and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Peridot is an affiliate of LGP and Capital whose principal business is to act as the general partner of Coinvest, the manager of Capri Holdings, and the management company of Associates VII-A, Associates VII-B, and other similar entities. Due to their relationships with Topco, GEI VII, GEI Side VII, AIV, Coinvest, Associates VII-A, and Associates VII-B, each of Capri Holdings, Capri VII, Capital, LGP, LGPM, and Peridot may be deemed to have shared voting and investment power with respect to the Ordinary Shares beneficially owned by Topco, GEI VII, GEI Side VII, AIV, Coinvest, Associates VII-A, and Associates VII-B. As

such, Capri Holdings, Capri VII, Capital, LGP, LGPM, and Peridot may be deemed to have shared beneficial ownership over such Ordinary Shares. Each of Capri Holdings, Capri VII, Capital, LGP, LGPM, and Peridot, however, disclaims beneficial ownership of such Ordinary Shares.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to Topco, Capri Holdings, GEI VII, GEI Side VII, AIV, Coinvest, Associates VII-A, Associates VII-B, Capri VII, Capital VII, Capital, LGP, LGPM, or Peridot.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1.

(d)	None of the Reporting Persons and none of the directors and officers of LGPM as set forth on Schedule 1 has been convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons and none of the directors and officers of LGPM as set forth on Schedule 1 has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)

Each of GEI VII, GEI Side VII, Associates VII-A, Associates VII-B, Coinvest, Capital, LGP, LGPM and Peridot is organized under the laws of Delaware. Each of AIV, Capri VII, and Capri Holdings is organized under the laws of the Cayman Islands. Topco is organized under the laws of the Island of Jersey.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this statement, following and as a result of the transactions described in Item 4, Capri Holdings is the record holder of an aggregate of 116,666,507 Ordinary Shares on behalf of the Investors, of which GEI VII is the indirect holder of 33,763,998 Ordinary Shares, GEI Side VII is the indirect holder of 47,264,079 Ordinary Shares, AIV is the indirect holder of 6,234,835 Ordinary Shares, Coinvest is the indirect holder of 28,094,163 Ordinary Shares, Associates VII-A is the indirect holder of 121,171 Ordinary Shares, and Associates VII-B is the indirect holder of 1,188,261 Ordinary Shares. The Ordinary Shares reported herein were acquired as consideration in a stock transaction (the “Transaction”) pursuant to that certain Purchase Agreement, dated as of July 29, 2020, by and among Redtop Holdings Limited Camelot UK, Bidco Limited, Clarivate IP (US) Holdings Corporation and Clarivate Plc, relating to the purchase and sale of 100% of the equity securities of CPA Global Limited and CPA Global Group Holdings Limited (the “Purchase Agreement”). Pursuant to the Transaction, the Issuer acquired a business that was indirectly controlled by GEI VII, GEI Side VII, AIV, Coinvest, Associates VII-A and Associates VII-B. For further information, see the Purchase Agreement filed herewith as Exhibit 7.1.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D is updated to include the following additional disclosure.

On June 21, 2021, in connection with a series of related reorganization transactions, the Ordinary Shares held by Topco through Capri Holdings on behalf of certain of the Reporting Persons named herein were transferred to be held directly by Capri Holdings on behalf of certain of the Reporting Persons named herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned
Capri Holdings	116,666,507	16.76%
GEI VII	116,666,507	16.76%
GEI Side VII	116,666,507	16.76%
AIV	116,666,507	16.76%
Coinvest	116,666,507	16.76%
Associates VII-A	116,666,507	16.76%
Associates VII-B	116,666,507	16.76%
Other Reporting Persons	116,666,507	16.76%
Topco	0	0.00%

(c)

Other than as disclosed in Item 4 above, none of the Reporting Persons nor the directors and executive officers of LGPM, has effected any transactions involving the Ordinary Shares in the 60 days prior to filing this Amendment.

(d)	None.

(e)	Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Purchase Agreement, dated as of July 29, 2020 (incorporated by reference to Exhibit 2.1 to Clarivate Plc’s Form 8-K, filed with the Securities and Exchange Commission on October 1, 2020).

7.2	Investor Rights Agreement, dated as of October 1, 2020 (incorporated by reference to Exhibit 10.1 to Clarivate Plc’s Form 8-K, filed with the Securities and Exchange Commission on October 1, 2020).

7.3	Registration Rights Agreement, dated as of October 1, 2020 (incorporated by reference to Exhibit 10.2 to Clarivate Plc’s Form 8-K, filed with the Securities and Exchange Commission on October 1, 2020).

7.4	Joint Filing Agreement (incorporated by reference to Exhibit 7.4 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on October 13, 2020).

7.5	Power of Attorney (incorporated by reference to Exhibit 7.5 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on October 13, 2020).

CUSIP No. G21810109	Schedule 13D/A	Page 18 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of June 23, 2021

Green Equity Investors VII, L.P. By: GEI Capital VII, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side VII, L.P. By: GEI Capital VII, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Capri Coinvest LP By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Capri Acquisitions Topco Limited

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Secretary

GEI VII Capri Holdings, LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VII-A LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VII-B LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI VII Capri AIV, L.P. By: GEI Capital VII, LLC, its general partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capri VII, LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital VII, LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

CUSIP No. G21810109	Schedule 13D/A	Page 21 of 21 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Executive Vice President and Managing Partner
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Andrew C. Goldberg	Vice President, General Counsel and Secretary
Lance J.T. Schumacher	Vice President – Tax and Assistant Secretary